Points International Ltd. Reports Second Quarter and Year-To-Date 2015 Financial Results

– Reiterates Annual Revenue growth of 15-20%
– Reiterates Annual Adjusted EBITDA growth of 15-25%
– YTD Revenue of $135 million, an increase of 5% year-over-year
– YTD Adjusted EBITDA of $6.9 million, an increase of 82% year-over-year
– YTD Net Income of $3.4 million, an increase of 107% year-over-year

Toronto, Canada, August 5, 2015 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, today announced results for the second quarter and six months ended June 30, 2015.

“Our second quarter financial performance reflects continued solid growth in the business and strong improvements in our profitability metrics,” said Points CEO Rob MacLean. “Year-to-date, gross margin is up 19% year-over-year, driven by healthy organic growth from our existing partnerships and the new partner launches over the last twelve months.”

“We are especially pleased to demonstrate solid bottom-line performance despite absorbing the impacts of industry consolidation this quarter. Adjusted EBITDA in the second quarter improved 28% year-over-year, and net income increased 41%. Year-to-date, Adjusted EBITDA increased 82% and net income improved 107% on a year-over-year basis. We delivered these improvements while simultaneously advancing our platform and consumer offerings as well as absorbing changes in our partner mix which impacted our revenue performance in the second quarter. We are seeing favorable growth in new partnerships launched in the past twelve months and have very strong marketing programs scheduled for Q3 and Q4. We expect these will drive significant top-line growth in the second-half of the year.”

“We also continue to be pleased with our business development efforts and have executed several new relationships in the past year. Specifically, we are thrilled to announce today a new partnership with Shangri-La Hotels, a premier hotel network that operates 92 hotels across North America, Europe, Australia, China, and the Middle East. This partnership is expected to launch in the fourth quarter of 2015, and we are very pleased to be bringing a globally recognized, luxury hospitality brand with a strong foothold in Asia onto our loyalty commerce platform.”

“We are also very encouraged by the strong progress we have made on the consumer side of our business. We recently signed a second agreement with a digital wallet partner for launch in 2015 and will be relaunching our Points.com consumer website this week, providing a new, mobile-enabled experience for our growing membership base. In addition, our private label hotel booking platform, Points Hotels, is in the final development stages and is anticipated to launch in the fourth quarter of 2015. We are excited about this new product, which will provide a targeted partner branded experience. Looking ahead, we will continue to focus on capturing the long-term growth opportunities in front us, and we will make the necessary investments to sustain Points’ growth and leadership position within the loyalty industry,” Mr. MacLean added.

Second Quarter 2015 Financial Results
(Unless otherwise stated, all comparisons for the second quarter of 2015 are on a year-over-year basis)

Revenues totaled $67.9 million, compared to $70.4 million. Principal revenues totaled $64.9 million, compared to $67.9 million. The year-over-year decrease in principal revenues was largely due to timing on promotional activity on a year-over-year basis and, to a lesser extent, revenue mix shift towards higher-margin, smaller partnerships. In addition, revenue growth was adversely impacted by the weakening Euro, which declined approximately 20% against the U.S. Dollar as compared to the prior-year period.

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Gross margin1 dollars increased to $11.3 million, or 16.7% of total revenue, compared to $10.8 million, or 15.3% of total revenue. The year-over-year improvement in gross margin is largely due to the launch of new partnerships over the last twelve months and increased contribution from higher margin partners. As a percentage of revenue, gross margin reflects the relative mix of partner and promotional activity during the quarter, with a greater percentage of revenue growth coming from higher-margin business in the second quarter.

Adjusted EBITDA2 increased 28% from $2.6 million to $3.3 million. This year-over-year increase was largely due to the incremental gross margin contributed by new partner launches over the last 12 months, coupled with a decrease in operating expenses as a result of flat spending and declining Ca-nadian foreign exchange rates. On a year-to-date basis Adjusted EBITDA improved 82%.

Net income totaled $1.7 million, or $0.11 per diluted share, compared to a net income of $1.2 million, or $0.08 per diluted share. Year-to-date EPS doubled versus the previous period.

As of June 30, 2015, total funds available, comprised of cash and cash equivalents together with restricted cash and funds receivable from payment processors, was $47.0 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, was $8.3 million as of June 30, 2015 after implementing the previously announced share buy back program. The Company remains pleased with its overall financial position.

Second Quarter 2015 Business Metrics

	Q2/15	Q2/14	Q1/15 vs. Q1/14	Q1/15	Q2/15 vs. Q1/15
Total All Channels
Points/Miles Transacted (in 000s)	5,366,496	5,811,085	-7.7%	5,798,911	-7.5%
No. of Points/Miles Transac- tions	591,647	596,715	-0.8%	604,520	-2.1%

Outlook

MacLean continued, “Taking into account our performance in the first-half of 2015, and our anticipated performance in the back-half of the year, we are on-track to meet our full year revenue and Adjusted EBITDA guidance for 2015. In particular, we expect a meaningful ramp in revenue in the second-half of the year, driven by the contribution from our planned marketing campaigns. In addition, we anticipate that continued cost control and improved leverage will help drive Adjusted EBITDA growth of 15-25% year-over-year, in-line with our prior guidance range.”

___________________________________________________

1 Gross margin is defined as total revenues less the direct cost of principal revenues. Gross margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.
2 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

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Share Buyback

In the second quarter, the Company repurchased 92,718 shares of its common stock for a total of $1.1 million at an average price of $11.81 per share.

Repurchases will be made from time-to-time at Points' discretion, based on ongoing assessments of the Company’s capital needs, share price, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada.

All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States, and repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other published markets, or by such other means as may be permitted by the TSX, NASDAQ and applicable law.

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International dialers should call (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through Wednesday, August 19, 2015 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 13612026.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world’s largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

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Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, and our guidance for 2015 with respect to revenue growth and Adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge/Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400

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Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin3 Information

Expressed in thousands of
United States dollars

	For the three months ended		For the six months ended

	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Total Revenue	$67,898	$70,445	$135,015	$128,702
Direct cost of principal revenue	56,577	59,638	112,393	109,627
Gross Margin	$11,321	$10,807	$22,622	$19,075
Gross Margin %	17%	15%	17%	15%

Reconciliation of Net Income to Adjusted EBITDA4

Expressed in thousands of
United States dollars

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Net Income	$1,721	$1,220	$3,436	$1,663
Interest and other income	-	-	-	(5)
Income tax expense	820	740	1,671	1,026
Depreciation and Amortization	883	544	1,760	1,088
Foreign Exchange loss (gain)	(141)	62	(5)	(6)
Adjusted EBITDA	$3,283	$2,566	$6,862	$3,766

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3 Gross margin is defined as total revenues less the direct cost of principal revenues. Gross margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.
4 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	June 30,	December 31,
	2015	2014

ASSETS
Current assets
Cash and cash equivalents	$40,535	$36,868
Restricted cash	1,304	1,573
Funds receivable from payment processors	5,190	6,691
Accounts receivable	2,216	2,305
Prepaid expenses and other assets	4,043	1,134
Total current assets	$53,288	$48,571
Non-current assets
Property and equipment	1,570	1,856
Intangible assets	18,373	18,320
Goodwill	7,130	7,130
Deferred tax assets	2,349	3,492
Long-term investment	5,000	5,000
Other assets	334	692
Total non-current assets	$34,756	$36,490
Total assets	$88,044	$85,061

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	$4,424	$6,260
Payable to loyalty program partners	38,747	36,030
Current portion of other liabilities	1,246	1,285
Total current liabilities	$44,417	$43,575

Non-current liabilities
Deferred tax liabilities	397	-
Other liabilities	269	269
Total non-current liabilities	666	269

Total liabilities	$45,083	$43,844

SHAREHOLDERS’ EQUITY
Share capital	60,258	61,084
Contributed surplus	11,084	11,985
Accumulated other comprehensive loss	(319)	(354)
Accumulated deficit	(28,062)	(31,498)
Total shareholders’ equity	$42,961	$41,217
Total liabilities and shareholders’ equity	$88,044	$85,061
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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the six months
	ended		ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
REVENUE
Principal	$64,930	$67,908	$127,555	$124,070
Other partner revenue	2,951	2,516	7,427	4,592
Interest	17	21	33	40
Total Revenue	$67,898	$70,445	$135,015	$128,702

EXPENSES
Direct cost of principal revenue	56,577	59,638	112,393	109,627
Employment costs	5,823	6,151	11,747	11,656
Marketing and communications	399	328	674	526
Technology services	361	280	631	499
Depreciation and amortization	883	544	1,760	1,088
Foreign exchange (gain) loss	(141)	62	(5)	(6)
Operating expenses	1,455	1,482	2,708	2,628
Total Expenses	$65,357	$68,485	$129,908	$126,018

OPERATING INCOME	$2,541	$1,960	$5,107	$2,684

Interest and other income	-	-	-	(5)
OPERATING INCOME BEFORE INCOME TAXES	$2,541	$1,960	$5,107	$2,689

Income tax expense	820	740	1,671	1,026
NET INCOME	$1,721	$1,220	$3,436	$1,663

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss: Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $41 and income tax recovery of $161, respectively, for the three and six months ended June 30, 2015 (2014: expense of $110 and recovery of $8)	115	305	(445)	(21)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $85 and $173, respectively, for the three and six months ended June 30, 2015 (2014 – recovery of $53 and $123)	236	147	480	342
Other comprehensive income for the period, net of income tax	$351	$452	$35	$321

TOTAL COMPREHENSIVE INCOME	$2,072	$1,672	$3,471	$1,984

EARNINGS PER SHARE
Basic earnings per share	$0.11	$0.08	$0.22	$0.11
Diluted earnings per share	$0.11	$0.08	$0.22	$0.11
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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total
(Unaudited)		Surplus		losses on	other com-	deficit	shareholders’
				cash flow	prehensive		equity
				hedges	loss

Balance at December 31, 2014	$61,084	$11,985	$73,069	$(354)	$(354)	$(31,498)	$41,217
Net lncome	-	-	-	-	-	3,436	3,436

Other comprehensive income	-	-	-	35	35	-	35
Total comprehensive income	-	-	-	35	35	3,436	3,471
Effect of share option compensation plan	-	503	503	-	-	-	503
Effect of RSU and PSU compensation plan	-	568	568	-	-	-	568
Share issuances – share options	574	(303)	271	-	-	-	271
Share issuances – RSUs	416	(416)	-	-	-	-	-
Share capital held in trust	(1,106)	-	(1,106)	-	-	-	(1,106)
Shares repurchased	(710)	(1,253)	(1,963)	-	-	-	(1,963)
Balance at June 30, 2015	$60,258	$11,084	$71,342	$(319)	$(319)	$(28,062)	$42,961

Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	-	1,663	1,663
Other comprehensive income	-	-	-	321	321	-	321
Total comprehensive income	-	-	-	321	321	1,663	1,984
Effect of share option compensation plan	-	407	407	-	-	-	407
Effect of RSU & PSU compensation plan	-	404	404	-	-	-	404
Share issuances – share options	197	(110)	87	-	-	-	87
Share issuances – RSUs	80	(80)	-	-	-	-	-
Share capital held in trust	(731)	-	(731)	-	-	-	(731)
Balance at June 30, 2014	$58,239	$11,002	$69,241	$(24)	$(24)	$(34,519)	$34,698
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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months		For the six months
	ended		ended
	June 30,	June 30,	June 30,		June 30,
	2015	2014	2015		2014

Cash flows from operating activities
Net income for the period	$1,721	$1,220	$3,436		$1,663
Adjustments for:
Depreciation of property and equipment	281	260	550		512
Amortization of intangible assets	602	284	1,210		576
Unrealized foreign exchange (gain) loss	579	40	(417)		56
Equity-settled share-based payment transactions	570	481	1,071		811
Deferred income tax expense	710	682	1,527		945
Unrealized net loss on derivative contracts designated as cash flow hedges	477	616	47		437
Changes in non-cash balances related to operations, exclusive of effects of business combination	(7,840)	1,500	(119)		(4,742)
Net cash provided by (used in) operating activities	$(2,900)	$5,083	$7,305		$258

Cash flows from investing activities
Acquisition of property and equipment	(148)	(199)	(264)		(336)
Additions to intangible assets	(799)	(434)	(1,263)		(784)
Long-term investment	-	(1,500)	-		(1,500)
Acquisition of business, net of cash acquired	-	(1,511)	-		(1,511)
Changes in restricted cash	1,000	-	250		-
Net cash provided by (used in) investing activities	$53	$(3,644)	$(1,277)		$(4,131)

Cash flows from financing activities
Proceeds from exercise of share options	40	14	271		87
Shares repurchased	(1,095)	-	(1,963)		-
Purchases of share capital held in trust	(1,106)	(731)	(1,106)		(731)
Net cash used in financing activities	$(2,161)	$(717)	$(2,798)		$(644)

Net increase (decrease) in cash and cash equivalents	$(5,008)	$722	$3,230		$(4,517)
Cash and cash equivalents at beginning of the period	$46,128	$58,945	$36,868		$64,188
Effect of exchange rate fluctuations on cash held	(585)	(53)	437		(57)
Cash and cash equivalents at end of the period	$40,535	$59,614	$40,535		$59,614

Interest Received	$17	$20	$33		$45

Taxes Paid	$-	$-	$(176)	$	(3)

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

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